Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

(Unaudited)

	Three Months Ended March 31,
	2006	2005
Earnings:
Income before taxes	$54.4	$59.4
Add (deduct):
Equity in income of non-consolidated affiliates	(12.1)	(8.6)
Fixed charges as described below	7.6	7.8

Total	$49.9	$58.6

Fixed Charges:
Interest expensed	$5.1	$5.4
Estimated interest factor in rent expense(1)	2.5	2.4

Total	$7.6	$7.8

Ratio of earnings to fixed charges	6.6	7.5

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.